Exhibit 21.1

SUBSIDIARIES OF EXP WORLD HOLDINGS, INC. CORPORATION

Name	Jurisdiction of Organization
eXp Realty Holdings, Inc.	Washington
eXp Realty Associates, LLC	Georgia
eXp Realty, LLC	Washington
eXp Realty of California, Inc.	Washington
eXp Realty of Canada, Inc.	Canada
eXp Realty of Connecticut, LLC	Connecticut
eXp Realty North, LLC	North Dakota
First Cloud Mortgage, Inc.	Delaware
Opportunity Garden, Inc.	Delaware
eXp Silverline Ventures, LLC	Delaware
eXp Referral Associates, LLC	Delaware
eXp International Holdings, Inc.	Delaware
eXp World Technologies, LLC	Delaware
eXp World UK Limited	United Kingdom
eXp Australia Pty. Ltd.	Australia
First Cloud Investment Group, LLC	Nevada
Extend A Hand Fund	Delaware